[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP}

February 2, 2024

Aaron Brodsky

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Octagon XAI CLO Income Fund –
Registration Statement on Form N-2
(File No. 333-275489 and 811-23915)

Dear Mr. Brodsky:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of Octagon XAI CLO Income Fund (the “Fund”) that was filed with the SEC on December 22, 2023. The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Changes to disclosure referenced below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

1.	In reference to original comment 7, please supplementally explain how often the Fund expects CLO Investments to settle on a delayed basis, and how long the delay would be.

The Fund’s CLO Investments may include CLO Debt equity purchased in the secondary market, CLO Equity purchased in the secondary market, CLO Debt purchased in the primary market and CLO Equity debt purchased in the primary market.

•	CLO Debt purchased in the secondary market typically settles on an ordinary settlement cycle (i.e. T+2).

•	CLO Equity purchased in the secondary market typically settles on an ordinary settlement cycle (i.e. T+2).

•	CLO Debt purchased in the primary market typically settles approximately four to six weeks following the trade date.

•	CLO Equity purchased in the primary market typically settles approximately four to six weeks following the trade date.

In the case of CLO Debt and CLO Equity purchased in the primary market, the settlement date is typically established at the time the Fund (and other purchasers) place the trade on the trade date. As noted in the Fund’s prior response, beginning on the trade date such CLO Investments will be reflected on the balance sheet of the Fund and may be sold by the Fund in the secondary market. Accordingly, the Fund will be exposed to market risk with respect to such CLO Investments beginning on the trade date. Therefore, beginning on the trade date such investments will be valued on a daily basis by the Fund’s valuation designee in accordance with valuation policies and procedures for the Fund.

When purchasing CLO Investments in the primary market, the Fund will make a determination on the trade date that the Fund reasonably believes that it will have sufficient cash and cash equivalents to meet its obligation to close the transaction on the settlement date.

While the portion of the Fund’s CLO Investments purchased in the secondary market vs primary market will vary based on the market conditions and where the Fund can find the best value in the CLO market, the Fund currently expects that over time approximately 70% or more of the Fund’s CLO Investments will be purchased in the secondary market (likely with a greater percentage being purchased in the secondary market during the Fund’s initial invest up phase).

2.	In reference to original comment 17:

(a)	Confirm whether the Fund is a party to a multi-manager order.

The Fund is not subject to a multi-manager order.

(b)	Please also supplementally explain what happens to the Fund if the Sub-Adviser transaction falls through. For example, are the Sub-Adviser and its current parent in a position to provide the same level of service if the deal does not occur.

The Board of Trustees, including the Independent Trustees, and the sole shareholder of the Fund have approved an investment sub-advisory agreement among the Fund, the Adviser and the Sub-Adviser which will be in effect upon the commencement of operations of the Fund (the “Initial Sub-Advisory Agreement”). If the transaction does not occur, the Initial Sub-Advisory Agreement will not terminate and the Sub-Adviser will continue to manage the Fund pursuant to the Initial Sub-Advisory Agreement. In approving the Initial Sub-Advisory Agreement, the Board of Trustees considered the Gartenberg factors, including the nature, extent, and quality of the services to be provided by the Sub-Adviser to the Fund prior to closing. In this respect, we note that the Sub-Adviser has sub-advised a fund advised by the Adviser and overseen by the Board of Trustees since 2017, and the Adviser and the Board of Trustees are confident in the ability of the Sub-Adviser to provide the same level of services to the Fund even if the transaction does not occur.

(c)	Please also supplementally describe the terms of the pre-approval of the initial and post-transaction sub-advisory agreements, including whether it is contingent on the deal happening.

In addition, the Board of Trustees, including the Independent Trustees, and the sole shareholder of the Fund have approved an investment sub-advisory agreement among the Fund, the Adviser and the Sub-Adviser (the “New Sub-Advisory Agreement”) that would become effective upon the termination of the Initial Sub-Advisory Agreement as a result of the transaction described in the Prospectus. In approving the New Sub-Advisory Agreement, the Board considered the anticipated impact of the transaction on the Sub-Adviser and the services to be provided. As noted above, the New Sub-Advisory Agreement would only be entered into upon the termination of the Initial Sub-Advisory Agreement as a result of the transaction described in the Prospectus

(d)	Add a representation in the registration statement that the fund will not execute the new sub-advisory agreement if there is a change of control of the Sub-Adviser other than the one specifically described in this registration statement or other event that would cause the new sub-advisory agreement to terminate pursuant to the Investment Company Act if already executed.

The Fund has added the following disclosure to the Prospectus:

“The new sub-advisory agreement will only be entered into upon the termination of the investment sub-advisory agreement upon the closing of the Transaction. If the Transaction does not occur, the Sub-Adviser will continue to serve as investment sub-adviser to the Fund pursuant to the investment sub-advisory agreement. The Fund will not enter into the new sub-advisory agreement in connection with a termination of the investment sub-advisory agreement other than as a result of the Transaction specifically described herein, including any other change of control of the Sub-Advisory or any other event that would cause the termination of the investment sub-advisory agreement or new sub-advisory agreement, if already executed.”

3.	Please add additional disclosure that pursuant to the Fee Waiver Agreement, the Adviser may not recoup expenses if the Fund’s expense ratio is greater than any expense cap then in place (if any).

The Fund has added the requested disclosure. Also note that the amount to be waived pursuant to the Fee Waiver Agreement has changed from Pre-Effective Amendment No. 1.

4.	Please inform us if organizational expenses and offering expenses incurred by the Adviser and the Sub-Adviser will be subject to recoupment under the Fee Waiver Agreement. If so, please disclose that in the Registration Statement.

Organizational expenses and offering expenses of the Fund incurred through the date of effectiveness of this registration statement paid or reimbursed by the Adviser and the Sub-Adviser will not be subject to recoupment under the Fee Waiver Agreement.

* * * * *

Attached as Annex A hereto, please find a copy of the seed financial statements for the Fund, which will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin T. Hardy

cc:	Octagon XAI CLO Income Fund
Benjamin McCulloch

Annex A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Trustees of

Octagon XAI CLO Income Fund

Opinion on the Financial Statement

We have audited the accompanying statement of assets and liabilities of Octagon XAI CLO Income Fund (the “Fund”) as of January 18, 2024, and the related notes (the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund as of January 18, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement and confirmation of cash owned as of January 18, 2024, by correspondence with the custodian. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the auditor of one or more of the investment companies advised by XA Investments LLC since 2021.

COHEN & COMPANY, LTD.

Cleveland, Ohio

January 29, 2024

Octagon XAI CLO Income Fund

Statement of Assets and Liabilities

January 18, 2024

Assets:
Cash	$100,000
Total Assets	100,000

Net Assets	$100,000

NET ASSETS CONSIST OF:
Paid-in capital	$100,000

PRICING OF SHARES:
Class I:
Net Assets	$100,000

Shares of beneficial interest outstanding, unlimited shares authorized	4,000
Offering price and net asset value per share of beneficial interest	$25.00

The accompanying notes are an integral part of this financial statement.

Octagon XAI CLO Income Fund

Notes to Financial Statement

January 18, 2024

1.	Organization

Octagon XAI CLO Income Fund (the “Fund”) was organized on November 13, 2023, as a Delaware Statutory Trust and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end investment company that will continuously offer its shares and will operate as an “interval fund”. The Fund’s investment objective is to provide high income and total return. Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of collateralized loan obligation entities (“CLOs”), including the debt tranches of CLOs (“CLO Debt”) and subordinated tranches of CLOs (often referred to as the “residual” or “equity” tranche) (“CLO Equity”).

The Fund intends to offer two classes of common shares of beneficial interest: Class A Shares and Class I Shares. The Fund has applied for exemptive relief from the Securities and Exchange Commission that, if granted, will permit the Fund to, among other things, issue multiple classes of shares, impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such, and impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of shares of the particular class. At present, only Class I Shares are available for purchase. The offering of the Fund’s shares is registered under the Securities Act of 1933, as amended.

The Fund has no operations as of January 18, 2024, other than matters relating to its registration and initial sale of 4,000 Class I Shares of the Fund to XA Investments LLC (“XAI” or the “Adviser”), which represented the initial capital of $100,000 at $25.00 per share.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statement. These policies are in conformity with accounting principles generally accepted in the United States (“GAAP”). The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 “Financial Services – Investment Companies” including FASB Accounting Standards Update 2013-08.

Use of Estimates – The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement. Actual results could differ from those estimates.

Share Valuation – The Fund will calculate the net asset value (“NAV”) of each class of shares as of the close of business on each business day.

Income Taxes – For federal income tax purposes, the Fund expects to qualify, and intends to remain qualified, as a regulated investment company under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended, by distributing substantially all of its taxable income and net capital gains to its shareholders. Therefore, no provision for federal income tax should be required. The Fund intends to file U.S. federal, state, and local tax returns as required. The Fund’s tax returns are subject to examination by the relevant tax authorities until the expiration of the applicable statute of limitations which is generally three years after the filing of the tax return.

3.	Investment Advisory and Other Agreements

XAI serves as the investment adviser to the Fund. Pursuant to the Investment Advisory Agreement, the Fund pays the Adviser an annual fee, payable monthly in arrears, in an amount equal to 1.50% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

Octagon Credit Investors, LLC (the “Sub-Adviser”), serves as the investment sub-adviser to the Fund. Pursuant to a Sub-Advisory Agreement between the Fund, the Adviser and the Sub-Adviser, the Sub-Adviser is responsible for investing the Fund’s assets. The Adviser pays the Sub-Adviser a sub-advisory fee out of the management fee received by the Adviser for the services it provides to the Fund.

Paralel Technologies LLC, (the “Administrator”) serves as the Fund’s administrator and transfer agent pursuant to an Administration and Fund Accounting Agreement and Transfer Agency Agreement. The Administrator provides the Fund with administrative services (other than investment advisory services), accounting services, and transfer, dividend paying and shareholder servicing agent services. The Administrator does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of shares.

Paralel Distributors LLC (the “Distributor”) acts as the principal underwriter for the Fund and distributes shares pursuant to a Distribution Agreement. The Fund’s shares may be offered through other brokers, dealers and other financial intermediaries that have entered into selling agreements with the Distributor. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

U.S. Bank N.A. (the “Custodian”) serves as the Custodian of the Fund’s assets pursuant to a Custody Agreement, under which the Custodian holds the Fund’s assets in compliance with the 1940 Act.

Employees of PINE Advisors LLC (“PINE”) serve as the Fund’s principal financial officer and chief compliance officer.

4.	Organizational and Offering Costs

The Adviser and the Sub-Adviser have agreed to (i) pay all organizational expenses of the Fund and (ii) pay or reimburse offering expenses of the Fund incurred through the date of effectiveness of the initial registration statement, and these costs will not be subject to future recoupment.

5.	Beneficial Ownership

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the Fund under Section 2(a)(9) of the 1940 Act. As of the date of this financial statement, XAI owns 100% of the outstanding Shares.

6.	Indemnifications

The Fund indemnifies its officers and Trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on industry experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

7.	Subsequent Events

Management has evaluated subsequent events through the date the financial statement was issued and has determined that there were no subsequent events to report through the issuance of this financial statement.